MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2017 and 2016

TABLE OF CONTENTS

1.	Overview of the business	2

2.	Highlights and key business developments	3 - 5

3.	2017 Outlook	6 - 7

4.	Operating performance	8 - 10

5.	Development and exploration update	10 - 15

6.	Financial results	16 - 20

7.	Selected quarterly financial data	20 - 21

8.	Liquidity and capital resources	22 - 25

9.	Non-GAAP measures	25 - 28

10.	Summary of outstanding share data	28

11.	Related party transactions	28

12.	Critical accounting policies and estimates	28

13.	Risks and uncertainties	29

14.	Internal control	29 - 30

15.	Cautionary statements	30 - 31

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of August 1, 2017 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and 2016 and the related notes thereto.

Additional information on the Company, including its Annual Information Form (“AIF”) for the year ended December 31, 2016 is available under the Company’s profile at www.sedar.com and on the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “13. Risks and uncertainties” and “15.1 Cautionary statement on forward looking information” sections at the end of this MD&A.

1)    Overview of the business

Asanko Gold Inc. (“Asanko” or the “Company”) is a Canadian-based gold producer with an operating mine, the Asanko Gold Mine (“AGM” or “the Project”) and highly prospective gold concessions, in various stages of exploration, on both the Asankrangwa and Sefwi belts in the Republic of Ghana (“Ghana”), West Africa. Asanko’s vision is to build a low cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT (“NYSE”) under the symbol “AKG”.

The AGM is multi-deposit complex, with two main deposits, Nkran and Esaase, and seven satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production. Phase 1 was funded by cash on hand and a $150 million debt facility (see “8.0 Liquidity and capital resources” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016; the processing facility is currently running at approximately 20% above design at 3.6Mtpa on an annualized basis.

The Company plans to expand the AGM through two organic growth projects, namely Project 5 Million (“P5M”) and Project 10 Million (“P10M”), which will ultimately double the mine’s processing capacity and increase production to ~450,000 ounces per year. The Company intends to fund these expansion projects predominantly from internal cash flow whilst maintaining a cash buffer of approximately $30.0 million throughout construction, supported by debt financing and favourable market conditions.

The first stage of P5M, the brownfield modifications to upgrade the CIL processing plant to 5Mtpa, have been approved. Volumetric upgrades to 5Mtpa have been installed and are being commissioned; commissioning of the longer lead recovery upgrades is expected to be completed in Q4 2017. The capital cost is $22.0 million, which is being funded by cash on hand. The decision to proceed with the second stage of P5M, the construction of the overland conveyor and development of the Esaase deposit, has been deferred until 2018. The timing of P10M will be at the Board’s discretion and dependent on the Company’s balance sheet, financing opportunities as well as favourable market conditions.

A positive Definitive Feasibility Study (“DFS”) on the planned expansion projects was published on June 5, 2017 and a NI 43-101 Technical Report has been filed, both of which are available on the Company’s website and on SEDAR, www.sedar.com (see “5.2 Expansion projects” below). The DFS was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project. However, there is complete flexibility on the timing of these expansion projects, which will be at the Board’s discretion.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

2)   Highlights and key business developments

Q2 2017 Business developments

  During Q2 2017, the Company achieved gold production of 46,017 ounces as mining activities worked through planned lower grade zones of the Nkran pit, mining operations at Akwasiso commenced and the plant was impacted by the shutdowns associated with the tie-ins of the volumetric upgrades to 5Mtpa.

  Gold sales of 48,461 ounces at an average gold price of $1,238 per ounce generating gold revenue of $60.0 million.

  As anticipated, mining operations continued to work through the low grade sandstone section of the orebody in the centre of the Nkran pit with grades averaging 1.5 g/t.

  Cut 2 pushback of the Nkran pit commenced during the quarter and initially focused on the western wall sequence, which included an additional 1.1 million tonnes (“Mt”) of waste material to align the updated side wall designs to the geotechnical recommendations received from SRK in the slump area. Once the required design elevation was reached on the western wall, the southeast sequence of the cut commenced, which will continue in this area throughout the remainder of 2017.

  Mining operations adopted the new CSA Global (“CSA”) Mineral Resource Estimate (“MRE”) and grade control estimation process during Q1 2017, which were fully implemented by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017.

  The initial reconciliation between the resource model and the grade control model for the months of May, June and July confirmed a close correlation of 2% between the two models, affirming the AGM Global MRE.

  Subsequent to the quarter end, in late July 2017 the mining reconciliation process on the reserve model has identified blast movements, which are impacting ore losses and dilution, as a key focus area in the mine-to-metal value chain. Blast movement monitoring technology has been deployed in the Nkran pit in the past few weeks to address these focus areas in order to align ore losses and dilution to design levels.

  Pre-stripping and mining activities commenced at Akwasiso in June 2017. Early ore mining operations experienced higher levels of previously disturbed surface material from historic artisanal workings than expected which resulted in less oxide tonnes and lower grades reporting to the mill.

  Ore mining rates for the AGM during the quarter averaged 350,000tpm at an average mining grade of 1.5 g/t and a slight increase in the strip ratio to 6.2:1, as a result of waste mining in the cut 2 western wall push back and the development of the Akwasiso pit.

  The processing facility continued to operate at above feasibility levels and in line with expectations (approximately 20% above design during Q2 2017), processing 887,000 tonnes with a feed grade of 1.7 g/t.

  Gold recoveries continue to exceed design levels at 94%.

  During Q2 2017, the P5M volumetric upgrades, including the upgrade of the tailings dam line and pumping systems, were completed a month ahead of schedule and within budget. Plant commissioning is underway and will continue throughout Q3 2017. Some significant early results have been achieved, with the upgraded plant running on a campaign basis at 625 tonnes per hour (equivalent to 5Mtpa) for significant periods of time.

  During the quarter, the Environmental Permits for the Akwasiso, Dynamite Hill, Nkran Extension and Adubiaso Extension satellite deposits were received from the EPA.

  There were no lost time injuries recorded in the quarter and the rolling lost time injury frequency rate is an excellent 0.20 per million man hours worked.

  As at June 30, 2017, the Company had cash of $54.9 million, unrefined gold dore on hand with a cost of $3.8 million (and a market value at June 30, 2017 of $4.6 million) and $0.4 million in receivables from gold sales.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

  A DFS was published on the AGM’s expansion projects, confirming the AGM is a large scale, long life quality asset with a viable and robust two stage organic growth plan and strong cash generation capability. The details are included in section “5.2 Expansion projects” below.

  An updated Global MRE for the AGM was published on July 18, 2017 (as part of the DFS NI 43-101 Technical Report) with an updated Mineral Resource constraining pit shell assuming a gold price of $1,500/oz. Importantly, the AGM reserves remain unchanged at 101Mt at 1.57 g/t for 5.1 million ounces of contained gold, based on a $1,300/oz gold price. The details are included in section “5.4. Global AGM mineral resource and reserve estimate” below.

  As a result of the deeper levels of historic artisanal workings at Akwasiso, resulting in less oxide and more fresh ore tonnes, combined with the recently identified ore loss and dilution metrics at the Nkran pit, 2017 guidance has been revised to 205,000 to 225,000 ounces at AISC of US$920 to US$960/oz. The details are included in section “3. 2017 Outlook” below.

Key consolidated financial information

  Cash provided by operating activities in Q2 2017 was $33.7 million, representing a 135% increase on Q1 2017, with the increase being driven by movements in non-cash working capital. Operating cash flow before working capital changes was $26.7 million in Q2 2017 which was moderately lower than Q1 2017 at $28.8 million.

  The Company earned net revenues (after royalties) of $57.2 million in Q2 2017. Total cost of sales (including depreciation and depletion) of $42.7 million resulted in income from mine operations of $14.5 million for the quarter.

  The Company earned net income and adjusted net income attributable to common shareholders of $0.7 million in Q2 2017. Net income before taxes for Q2 2017 was $6.7 million.

  The Company incurred operating cash costs per ounce1 , total cash costs per ounce1 and all-in sustaining costs per ounce1 (“AISC”) of $572, $634 and $930 respectively in Q2 2017.

  Unit costs of production for mining and processing averaged $3.22/tonne mined and $12.80/tonne milled during Q2 2017. As expected, mining costs per tonne decreased compared to Q1 2017 as a result of mining predominantly in softer oxide and transitional zones in the Nkran pit as well as the development of the Akwasiso pit.

1 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Selected consolidated data

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Key performance Data
Tonnes of ore milled (000s)	887	702	1,796	1,327
Gold produced (ounces)	46,017	36,337	104,204	51,733
Gold sold (ounces)	48,461	35,074	106,273	43,783
Average realized price per gold ounce sold ($)	1,238	1,231	1,216	1,227
Average London PM fix ($)	1,257	1,259	1,238	1,221
Operating cash costs ($ per gold ounce)[1]	572	785	575	n/a
Total cash costs ($ per gold ounce)[1]	634	846	636	n/a
All-in sustaining costs ($ per gold ounce)[1]	930	1,280	945	n/a

	Three months ended June 30,		Six months ended June 30,
Financial Data	2017	2016	2017	2016
(in thousands of US dollars except per share amounts)
Revenue	60,191	43,322	129,722	43,322
Income from mine operations	14,456	333	29,581	333
Net income (loss) attributable to common shareholders	687	(12,527)	8,499	(16,395)
Adjusted net income (loss) attributable to common shareholders[1]	687	(11,760)	8,499	(15,125)
Income (loss) per share attributable to common shareholders - basic and diluted	$0.00	($0.06)	$0.04	($0.08)
Operating cash flows before working capital changes	26,681	11,606	55,442	8,278

Assets
Mining interests	561,703	535,215	561,703	535,215
Total assets	681,008	623,290	681,008	623,290

Liabilities
Long-term liabilities	206,825	176,339	206,825	176,339
Total liabilities	249,685	220,649	249,685	220,649

Equity
Common shareholders' equity	430,801	402,641	430,801	402,641
Non-controlling interest	522	-	522	-

Weighted average shares outstanding (basic)	203,426,633	197,474,070	203,214,328	197,239,163
Weighted average shares outstanding (diluted)	206,221,215	197,474,070	208,283,172	197,239,163

The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table were not applicable for the full period in 2016 given the Company was not yet considered to be operating for financial reporting purposes. All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in the results below as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

3)    2017 Outlook

Current operations

In Q2 2017, mining activities at the Nkran pit focused on the cut 2 pushback sequence of the western wall, which included an additional 1.1 million tonnes (“Mt”) of waste material to align the updated side wall designs to the geotechnical recommendations received from SRK in the slump area. Once completed waste mining was moved to the southeast of the pit to develop future ore blocks in line with our cut 2 designs. In addition, mining commenced at the Akwasiso satellite deposit and the P5M volumetric upgrades to the processing plant were installed and completed (to be commissioned in Q3 2017). During Q2 2017, the Company produced 46,017 ounces of gold resulting in $60.0 million in revenue at an average realized price of $1,238 per ounce. The Company processed 887,000 tonnes during the quarter with a feed grade of 1.7 g/t.

Mining operations adopted the new CSA MRE and grade control estimation process during Q1 2017, which models were fully implemented in the Nkran pit by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017. A reconciliation process has commenced to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the MRE.

The first phase of the reconciliation covering a three month period from May to July 2017 between the MRE and the grade control model has confirmed a close correlation of 2% between the two models. This has been a significant first step in the reconciliation process to firstly confirm that the estimation of the Nkran MRE, which forms the basis of the Life of Mine (“LoM”) plans, are accurate as the comparison between the MRE and grade control models are a like-for-like comparison.

This next phase of the reconciliation process is to confirm the accuracy of the reserve model dilution and ore loss assumptions used in the feasibility study of 5% for each category. This process started in mid-July 2017 and recently identified ore mining polygon designs and blast induced movements as key factors impacting ore losses and dilution in the mine-to-metal value chain. Since the recent identification of this variable, the mine has introduced blast movement monitoring technology at the Nkran pit. Initial indications are confirming blast induced ore movements within the mining polygons. Operations are now focussed on addressing these movements by adjusting the grade control planned polygons to blast adjusted polygons using this technology before actual mining takes place. This exercise is delivering encouraging results, confirming the mine’s ability to identify the impacts of blast induced ore movement on ore losses and dilution. Full implementation of this technology and associated processes will take some time to embed into the mining operations for the full benefits to be realized.

In addition, the disturbed surface material from historic artisanal workings at the Akwasiso deposit goes deeper than previously thought and has resulted in less oxide ore tonnes being available. In addition, during this process of removing these historical disturbances fresh granites hae been encountered that were previously deemed to be oxidized. This has resulted in less oxides and more fresh ore being available for mining in these areas. As a consequence, the Company is now forecasting it will process less oxide ore from the deposit. This will reduce the overall tonnes processed through the plant in H2 2017 until Dynamite Hill is operational.

Collectively, this has prompted a review of the full year outlook and accordingly, the Company is revising 2017 guidance to 205,000 – 225,000 ounces at AISC of US$920 – US$960/oz (previously 230,000 – 240,000 ounces at AISC of US$880 – US$920/oz).

Planned expansion

The Company proposes to increase gold production through the development and execution of two expansion projects, namely P5M and P10M. A DFS on these expansion projects was published in June 2017 and was based on the optimal NPV on a capital unconstrained basis for the AGM, which assumed the sequential development of each project. However, there is complete flexibility on the timing of the development of these expansion projects. In addition, the Company intends to fund the expansion projects predominantly from internal cash flow whilst maintaining a cash buffer of approximately $30.0 million during construction, supported by debt financing and favourable market conditions.

Project 5 Million

P5M comprises two stages, upgrading the existing carbon-in-leach (“CIL”) processing plant from a design of 3Mtpa to 5Mtpa, and the development of the large scale Esaase pit, which includes the construction of an overland conveyor from Esaase to the processing facility.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
  Plant Upgrade to 5Mtpa
  The plant upgrades to 5Mtpa have been approved and are underway. The volumetric upgrades have been completed, ahead of schedule and within budget, and are in the process of being commissioned. The plant is expected to reach nameplate capacity during Q3 2017. The final stage of the upgrades will be done to the gold recovery circuit with completion expected during Q4 2017 upon receipt and installation of long lead items. Commissioning of the full 5Mtpa plant including the gold recovery circuit upgrades is expected in Q4 2017.

  Initial ore feed to the expanded processing facility during 2017 will be sourced from Nkran and the Akwasiso satellite deposit. In Q4 2017, Dynamite Hill, the AGM’s third pit, will be brought into production to augment ore feed.

  Development of the Esaase Deposit
  The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially mine oxide ore to open up the deposit. The mining schedule will allow both oxide and fresh ore to be delivered to the processing facility. The ore will be transported via a 27km overland conveyor, constructed as part of the P5M project, to the expanded process facility. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

  Capital Cost
  Based on Front End Engineering Design (“FEED”), the final capital cost estimates are $22.0 million for the plant upgrade, $78.0 million for the conveyor and $32.0 million for the development of the Esaase deposit and associated infrastructure, with a total project capital cost of approximately $150.0 million.

  Funding
  The P5M plant upgrade to 5Mtpa is being funded by cash on hand. The construction of the overland conveyor has been deferred until 2018, with commissioning of the conveyor and the Esaase pit expected in H2 2019. This will enable the Company to build cash resources of approximately $100.0 million on the balance sheet in fiscal 2018 before the development of Esaase commences. The deferral ensures the capital expenditures on the project are funded by cash on hand and will enable the Company to maintain a cash buffer of approximately $30.0 million during the construction period. However, the Board will consider the optimal timing of the development of Esaase and the conveyor, based on the Company’s balance sheet, cash position and market conditions.

Project 10 Million

The second stage of the proposed expansion plan is P10M, which is the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year.

  Capital Cost
  The capital cost estimate is $200.0 million for the additional CIL plant and associated infrastructure.

  Funding
  A construction decision to proceed will be at the Board’s discretion and dependent on the Company’s balance sheet and financing opportunities as well as favourable market conditions.

Exploration

During the quarter the Company received the first pass of the 3D inversion model that has been carried out independently using the VTEM (Versatile Time Domain Electromagnetic) geophysical data. Detailed targeting is now taking place which will result in a prioritized exploration target list for future exploration.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

4)    Operating performance

The following table provides a summary of operating performance at the AGM for the three and six months ended June 30, 2017 and 2016. The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table below were not applicable for the full period in 2016.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Key performance Data
Tonnes of ore mined (000s)	1,049	1,243	2,066	2,046
Tonnes of ore milled (000s)	887	702	1,796	1,327

Mining cost ($/t mined)	3.22	3.74	3.54	3.42
Processing cost ($/t treated)	12.80	13.79	13.08	12.20

Average mill head grade (g/t)	1.68	1.69	1.87	1.38
Average recovery rate (%)	94.1%	91.9%	94.4%	91.5%

Gold produced (ounces)	46,017	36,337	104,204	51,733
Gold sold (ounces)	48,461	35,074	106,273	43,783

Silver produced (ounces)	12,485	7,722	25,665	7,722
Silver sold (ounces)	-	10,043	16,194	10,043

Average realized price per gold ounce sold ($)	1,238	1,231	1,216	1,227
Average London PM fix ($)	1,257	1,259	1,238	1,221

Operating cash costs (per gold ounce)[1]	572	785	575	n/a
Total cash costs (per gold ounce)[1]	634	846	636	n/a
All-in sustaining costs (per gold ounce)[1]	930	1,280	945	n/a

Health and Safety

There were no lost time injuries reported during the quarter and the 12-month rolling lost time injury frequency rate per million man hours worked is 0.20.

Mining

As anticipated, mining operations for the quarter continued to work through the low grade sandstone section of the orebody in the centre of the Nkran pit with grades averaging 1.5 g/t. In addition, pre-stripping and mining operations commenced at Akwasiso during the quarter and, together with the elevated waste mining in the western wall pushback, resulted in a slight increase in the strip ratio to 6.2:1.

The Nkran cut 2 pushback commenced during the quarter, starting with the western wall sequence which incorporated the geotechnical design changes implemented as part of the recommendations by SRK Consulting. This included mining an additional 1.1Mt of waste material in the slump area of the western wall. The focus for the quarter was to progress down to the west wall design elevation, which was in mostly oxide and transition waste material. Once the required design elevation was reached, the cut back mining operations were relocated to commence on the southeast sequence of cut 2, which will continue in this area throughout the remainder of 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The Nkran mining operation adopted the new CSA MRE and grade control estimation process during Q1 2017, which were fully implemented by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017. A reconciliation process has commenced to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the MRE. The results received to date are encouraging.

Since the implementation of the new models, the first reconciliation covering a three month period from May to July 2017 between the MRE and the grade control model has confirmed a close correlation of 2% between the two models. This has been a significant first step in the reconciliation process to confirm that the details in the Nkran MRE, which forms the basis of the LoM plans, are accurate as the comparison between the MRE and grade control models are a like for like comparison.

Following completion of the MRE comparison to the grade control model, work started in mid-July 2017 on the next phase of the reconciliation, which is to confirm the accuracy of the reserve model dilution and ore loss assumptions used in the feasibility study of 5% for each category respectively. This process recently identified polygon designs and blast induced movements as a key factor impacting ore losses and dilution in the mine-to-metal value chain. Since the identification of this variable, the mine has introduced blast movement monitoring technology at the Nkran pit in the past couple of weeks. Initial indications are confirming ore movements within the blasting process. The focus is now on addressing the physical mining polygon layouts to account for these blast induced movements in order to bring ore losses and dilution to design levels.

Although these encouraging results from the blast movement monitoring process confirm the mine’s ability to recover the impacts of blast movement on ore losses and dilution, implementation of these new processes will take some time to embed within the mining operations for the full benefits to be realized.

Mining activities commenced at Akwasiso in June 2017 with site establishment and waste removal to facilitate ore mining. Early ore mining encountered higher than anticipated levels of previously disturbed surface material from historic artisanal workings. This resulted in less oxide tonnes being mined and lower grades reported to the mill. For the month of June 2017, the Company mined 22,961 tonnes of ore from Akwasiso at an average grade of 1.2 g/t.

The disturbed surface material from historic artisanal workings at the Akwasiso deposit goes deeper than previously thought and has resulted in less oxide ore tonnes being available. In addition, during this process of removing these historical disturbances, fresh granites have been encountered that were previously deemed to be oxidized. This has resulted in less oxides and more fresh ore being available for mining in these areas than expected. The lower quantum of oxides tonnes will impact the overall plant performance in H2 2017 until the Dynamite Hill deposit is operational in Q4 2017.

AGM Key Mining Statistics	Units	Q1 2017	Q2 2017
Total Tonnes Mined	000 t	6,637	7,506
Waste Tonnes Mined	000 t	5,620	6,457
Ore Tonnes Mined	000 t	1,017	1,049
Strip Ratio	W:O	5.5:1	6.2:1
Average Gold Grade Mined	g/t	1.8	1.5

Processing

The processing plant continued to operate at an annualized rate of 3.6Mtpa (approximately 20% above feasibility levels) during the quarter. The upgrades to the crushing circuit were commissioned during Q1 2017, which is now capable of handling the increased throughput requirements to the milling circuit. As previously noted, during Q2 2017, the P5M volumetric upgrades were completed a month ahead of schedule and within budget. Plant commissioning is underway and will continue throughout Q3 2017. Some significant early results have been achieved, with the upgraded plant running on a campaign basis at 625 tonnes per hour (equivalent to 5Mtpa) for significant periods of time. Metallurgical recoveries continued to exceed design levels at 94% and gold production averaged 15,340 ounces per month for the quarter.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

AGM Key Production Statistics	Units	Q1 2017	Q2 2017
Ore Treated	000 t	908	887
Gold Feed Grade	g/t	2.1	1.7
Gold Recovery	%	95	94
Gold Produced	oz	58,187	46,017

5)    Development and exploration update

5.1 Phase 1

Development expenditures

The development of the first phase of the AGM was completed both ahead of schedule and approximately $3.0 million under budget.

5.2 Expansion projects

Asanko plans to expand the AGM and increase production up to an average of approximately ~450,000 ounces per year through the development and execution of two expansion projects, P5M and P10M. A DFS on these expansion projects has been completed and confirmed the viability of these projects. A NI 43-101 Technical Report was published on July 18, 2017, which is available on the Company’s website and on SEDAR.

  P5M: upgrade the existing CIL circuit from 3.6Mtpa to 5Mtpa and development of the Esaase pit, including the construction of a 27km overland conveyor to transport the Esaase ore to the existing processing facility; and

  P10M: construction of an additional 5Mtpa CIL plant to double the total processing capacity to 10Mtpa.

Overview of Project 5 Million

P5M consists of two elements. The first stage is the brownfield modifications to upgrade the existing CIL processing facility from 3.6Mtpa to 5Mtpa through the addition of additional gravity recovery equipment, upgrading pumping systems and a twin tailings pipe line. Capital costs are estimated at $22.0 million.

Work on the brownfield modifications commenced in Q2 2017 and will be completed in Q4 2017. The volumetric upgrades have already been completed and commissioning is underway. The recovery upgrades are due to be completed and commissioned before the end of Q4 2017 and include an extra Knelson gravity gold concentrator, a second Intensive Leach Reactor, an increase in the oxygen plant’s capacity to 15 tonnes per day and an additional electrowinning cell in the gold room.

The second stage is the construction of mining and crushing infrastructure at the Esaase deposit and the installation of a 27km overland conveyor belt to transport the ore to the expanded processing facility. The capital cost estimates are $78.0 million for the conveyor and $32.0 million for the development of the Esaase deposit and associated infrastructure. The Environmental Permit and Mine Operating Permit for the Esaase mine and overland conveyor were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

Whilst the overland conveyor is being constructed and the Esaase pit is being developed, ore will be sourced from the Nkran pit and the Akwasiso and Dynamite Hill satellite pits to fill the additional capacity of the processing plant.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

P5M is expected to be funded from cash reserves and cash flow from operations. The plant upgrade to 5Mtpa is being funded by cash on hand. The development of Esaase and the associated conveyor has been deferred to 2018 to enable the Company to build up approximately $100.0 million in cash on the balance sheet. This will enable the Company to maintain a minimum cash buffer of approximately $30.0 million whilst the project is being built. Approval will be at the Board’s discretion and will be based on the Company’s balance sheet, cash position and market conditions. In addition, as provided in the original agreement, Asanko has the option to extend the first principal repayment of the Red Kite facility by an additional year to July 2019. If the Company elects to exercise this option, it would preserve $62.0 million in cash in fiscal 2018 to contribute to the development of the conveyor.

Overview of Project 10 Million

The second expansion project, P10M, will double the processing capacity of the AGM to 10Mtpa with the construction of an additional 5Mtpa CIL processing plant. Production is expected to average approximately ~450,000 ounces per annum at steady state with a life of mine in excess of 12 years.

Mining operations at Esaase are forecast to reach 7Mtpa of ore, with the balance of 3Mtpa being supplied from Nkran and the surrounding satellite deposits.

The capital cost is expected to be approximately $200.0 million and development of P10M is expected to be funded predominantly from cash flow from operations. The Board is reviewing the optimal timing for the development of P10M and the investment decision will be dependent on the Company’s cash position and financing opportunities.

5.3 Exploration and evaluation

The exploration program during Q2 2017 continued to focus on the strategic objective to delineate oxide resources to augment the life of mine planning, as well as regional targeting of geophysical and structural targets that have emanated from detailed analysis of the VTEM survey data.

Akwasiso and Nkran Extension

An updated MRE for Akwasiso was completed on April 25, 2017 and signed off by CSA. The Environmental Permit for Akwasiso was received from the EPA in May 2017 and initial pit development and mining commenced in June 2017.

The results of infill drilling of the Nkran Extension were integrated with the current database during the quarter. The MRE has been updated and is currently in peer review with CSA. The Environmental Permit for the Nkran Extension was also received in Q2 2017.

Adubiaso Extension

No further work was undertaken during Q2 2017.

Midras South

The Midras South oxide target is located 5km directly south of Nkran pit and comprises 3 en echelon zones of mineralization that have been delineated by previous exploration work which was conducted by AngloGold Ashanti and a preliminary geological and confirmatory drilling program conducted by Asanko during 2016. In Q2 2017, a 12,000m two phase drilling campaign was planned and approved. The drilling will comprise both reverse circulation and diamond hole drilling and will commence in Q3 2017.

5.4 Global AGM mineral resource and reserve estimate

Mineral resources

The Global MRE for the AGM was updated (refer to news release dated February 24, 2017) as at December 31, 2016 to reflect depletion from the first two years of mining the Nkran pit, the application of updated constraining parameters for resource modelling in line with best practice, and includes the three deposits discovered in 2016: Akwasiso, Nkran Extension and Adubiaso Extension, and two additional pits at Esaase. This included an updated MRE for the Nkran pit and Dynamite Hill, which was prepared by a second independent expert CSA, a leading mineral consulting group. The Global MRE was then updated in April 2017 to reflect the revised mineral resource and reserve estimations for the Akwasiso satellite deposit.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

With regards to the Nkran deposit, the resource has been depleted by 270,471 ounces during 2015 and 2016 due to mining operations through to the end of December 2016. In addition, the application of the constraining parameters resulted in a further 352,000 ounce reduction when compared to the original unconstrained November 2014 Definitive Project Plan MRE (see press release dated November 13, 2014). The MRE includes the grade control drilling data on a 10m x 5m grid below the December 31, 2016 pit floor.

Analysis was conducted using uniform conditioning, indicated kriging and ordinary kriging to align the MRE methodology to reflect the reconciliation of production during 2016. The sensitivity of the indicated kriging method for ore zone delineation was analyzed in detail and the method confirmed to be appropriate for the Nkran style of mineralization.

During Q2 2017, the Phase 2 drilling program at the Akwasiso deposit provided the basis for an updated MRE as at April 25, 2017 (see Table 2 below).

There have been other incremental increases in the satellite pits due to an adjustment of Whittle input parameters such as an improved fuel price, mining and processing costs, process plant throughput and gold recovery rates.

Ores from the Abore, Akwasiso, Adubiaso, Asuadai, Adubiaso Extension and Nkran Extension satellite pits have been metallurgically tested internally and benchmarked against the Nkran ore and found to behave in the same manner as the Nkran ore, giving recoveries of between 94% and 95%. These recoveries are consistent with the recoveries achieved by Resolute Mining (the former owner of the Nkran deposit) when the Adubiaso and Abore satellite pits were mined. The Nkran, Esaase and Dynamite Hill deposits were all metallurgically tested externally.

In July 2017, the DFS NI 43-101 Technical Report included an update to the AGM Global MRE to align the MRE with other resource estimates in the gold sector and the Mineral Resource constraining pit shell gold price assumption was lowered from $2,000/oz to $1,500/oz, above a cut-off grade of 0.5 g/t Au and using a 0.3 g/t Au waste determination, refer to Table 1. The resultant MRE is fully compliant with the intent of the CIM 2014 Code (Canada) with respect to stating mineral resources that have a reasonable prospect of eventual economic extraction. Importantly, the AGM mineral reserves remain unchanged at 101Mt at 1.57 g/t for 5.1 million ounces of contained gold, based on a $1,300/oz gold price. The DFS NI 43-101 Technical Report is available on SEDAR and the Company’s website.

Table 1: Asanko Gold Mine Global Mineral Resource Estimate – Comparison of Constraining Gold Price Sensitivity

Gold Price	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
$2,000/oz	37.4	1.42	1.70	123.0	1.46	5.79	160.4	1.45	7.49
$1,500/oz	37.3	1.43	1.72	101.7	1.49	4.87	139.0	1.47	6.59

Notes:
All pits are at a cut-off of 0.5g/t Au. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
As at December 31, 2016 except for Akwasiso, which is estimated as at April 25, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Table 2: Asanko Gold Mine Global Mineral Resource Estimate (as at April 25, 2017)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase	26.49	1.38	1.17	57.53	1.38	2.55	84.02	1.38	3.72
Nkran	5.50	1.68	0.30	24.57	1.81	1.43	30.07	1.78	1.72
Akwasiso	0	0	0	6.33	1.50	0.31	6.33	1.50	0.31
Abore	2.23	1.41	0.10	3.09	1.48	0.15	5.33	1.45	0.25
Dynamite Hill	0	0	0	3.41	1.48	0.16	3.41	1.48	0.16
Adubiaso	1.38	1.89	0.08	1.35	1.72	0.07	2.73	1.80	0.16
Esaase D	0.83	1.11	0.03	1.16	1.42	0.05	2.00	1.29	0.08
Esaase B	0.75	1.01	0.02	1.90	0.78	0.05	2.65	0.84	0.07
Asuadai	0	0	0	1.88	1.22	0.07	1.88	1.22	0.07
Adubiaso Extension	0.16	1.96	0.01	0.26	1.71	0.01	0.42	1.61	0.02
Nkran Extension	0	0	0	0.19	2.70	0.02	0.19	2.70	0.02
Total	37.34	1.43	1.72	101.67	1.49	4.87	139.01	1.47	6.59

Notes:
CJM estimated Esaase in October 2012, Abore, Adubiaso, and Asuadai in April 2014, Adubiaso Extension and Nkran Extension in 2016.
CSA Global re-estimated Nkran and Dynamite Hill in January 2017 and Akwasiso in April 2017 and audited Esaase.
The resource cut-off grade used for all deposits is 0.5 g/t Au within a Whittle Pit Shell at $1,500/oz Au.
Columns may not add up due to rounding.
All references to tonnes are in metric tonnes.
The Mineral Resources are stated as in situ tonnes. The tonnages and contents are stated as 100%, which means no attributable portions are stated in the table.
Individual Densities were used per mineral zone.
Conversion from grams to ounces – 31.1035

Table 3: Asanko Gold Mine Global Inferred Mineral Resource Estimate (as at December 31, 2016)

Deposit	Mt	g/t Au	Moz
Esaase Main	0.09	1.08	0.003
Nkran	0.31	1.86	0.018
Abore	1.28	1.61	0.066
Dynamite Hill	0.21	1.58	0.011
Akwasiso	0.18	0.81	0.005
Adubiaso	0.01	1.92	0.000
Esaase D	1.01	1.26	0.041
Esaase B	2.12	0.86	0.058
Asuadai	0.63	1.75	0.035
Adubiaso Ext	0.14	3.10	0.014
Nkran Ext	0.01	1.02	0.000
Total	5.96	1.31	0.251

Qualified Persons for Mineral Resource Estimates

Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign-off of the Nkran, Dynamite Hill and Akwasiso MRE. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase, Abore, Adubiaso, Adubiaso Extension, Asuadai and Nkran Extension MRE. The MREs are reported in accordance with Canadian NI 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr Titley and Mr. Muller have reviewed and approved the technical content of this MD&A. Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral resource contents of this MD&A.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

AGM Mineral Reserves

The AGM Mineral Reserve Estimate (“MRev”) was updated at December 31, 2016 and incorporates a more conservative CSA resource model for the Nkran deposit. In April 2017, following the successful Akwasiso infill drilling program which increased reserves and grade, the Akwasiso MRev was updated.

In addition, the MRev was modified, as part of the DFS process, to reflect new cut-off grades following an NPV optimization exercise that was completed for each pit. This optimization process sought to determine the best outcome balance between the highest NPV, the maximum ounces produced and the lowest cost per ounce produced per pit. As a result, cut-off grades vary according to ore type. At Nkran, the cut-off grade is now 0.7 g/t for fresh ore. At Esaase, 0.6 g/t cut-off is used for all ore. For the satellite deposits, 0.5 g/t cut-off is used for oxide ore and 0.7 g/t cut-off is used for fresh ore.

The MRE was prepared by an independent engineering firm, DRA Projects (Pty) Ltd., and can be found in the DFS NI 43-101 Technical Report, dated July 18, 2017, and filed on SEDAR and the Company’s website.

Table 4: Asanko Gold Mine Global Mineral Reserve Estimate (as at April 25, 2017)

Deposit	Proven			Probable			Total
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase	21.51	1.44	1.00	41.05	1.47	1.94	62.56	1.46	2.94
Nkran	4.40	1.85	0.26	18.37	1.93	1.14	22.77	1.91	1.40
Akwasiso	0.00	0.00	0.00	4.95	1.51	0.24	4.95	1.51	0.24
Abore	1.59	1.44	0.07	1.60	1.53	0.08	3.19	1.48	0.15
Adubiaso	1.04	2.00	0.07	1.04	1.82	0.07	2.08	1.90	0.14
Dynamite Hill	0.00	0.00	0.00	2.84	1.49	0.14	2.84	1.49	0.14
Asuadai	0.00	0.00	0.00	1.30	1.09	0.05	1.30	1.09	0.05
Nkran Ext.	0.11	2.47	0.01	0.08	1.91	0.00	0.19	2.24	0.01
Esaase D zone	0.20	1.05	0.01	0.40	1.70	0.02	0.60	1.56	0.03
Adubiaso Ext.	0.12	1.66	0.01	0.10	1.34	0.00	0.21	1.53	0.01
Esaase B zone	0.10	0.83	0.0	0.00	0.92	0.00	0.10	0.85	0.00
Total	29.07	1.52	1.43	71.73	1.59	3.68	101.79	1.57	5.11

Notes:
Reserves estimated at a forward looking $1,300/oz gold price.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.
Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces, as at December 31, 2016.
Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces as at end December 2016.

Qualified person

The Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. of Johannesburg, South Africa. The reserve is reported in accordance with Canadian NI 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral reserves.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Notes on Mineral Resources and Reserves Terminology

Mineral resources and reserves are derived from Canadian Institute of Mining definitions (CIM 2014) which are aligned with the Canadian NI 43-101 guidance for reporting Mineral resources and reserves. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

6)    Financial results

The following table is a summary of the consolidated Statement of Operations of the Company for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
(in thousands of US dollars)	$	$	$	$

Revenue	60,191	43,322	129,722	43,322
Royalties	(3,009)	(2,166)	(6,486)	(2,166)
Net revenue	57,182	41,156	123,236	41,156

Cost of sales
Production costs	(28,302)	(27,853)	(62,498)	(27,853)
Depreciation and depletion	(14,424)	(12,970)	(31,157)	(12,970)
Total cost of sales	(42,726)	(40,823)	(93,655)	(40,823)

Income from mine operations	14,456	333	29,581	333
Exploration and evaluation expenditures	(80)	(226)	(266)	(854)
General and administrative expenses	(3,388)	(1,677)	(6,188)	(5,070)
Income (loss) from operations	10,988	(1,570)	23,127	(5,591)

Finance income	143	144	293	295
Finance expense	(4,307)	(4,136)	(8,494)	(4,265)
Foreign exchange gain (loss)	(136)	(578)	(529)	2
Gain (loss) on derivatives	-	(767)	-	(1,270)
Income (loss) before income taxes	6,688	(6,907)	14,397	(10,829)

Income tax expense	(5,479)	(5,620)	(5,376)	(5,566)
Net income (loss) and comprehensive income (loss) for the period	1,209	(12,527)	9,021	(16,395)

Net income (loss) attributable to:
Common shareholders	687	(12,527)	8,499	(16,395)
Non-controlling interest	522	-	522	-
	1,209	(12,527)	9,021	(16,395)
Earnings (loss) per share attributable to common shareholders:
Basic	0.00	(0.06)	0.04	(0.08)
Diluted	0.00	(0.06)	0.04	(0.08)

Three months ended June 30, 2017 and 2016

Revenue and royalties

During Q2 2017, the Company sold 48,461 ounces of gold at an average realized gold price of $1,238/oz for total revenue of $60.2 million (including $0.2 million of by-product revenue). During Q2 2016, the Company sold 35,074 ounces of gold at an average realized gold price of $1,231/oz for total revenue of $43.3 million. In Q2 2016, the AGM had yet to achieve steady-state operations resulting in lower gold ounces produced and sold.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see “8. Liquidity and capital resources” below). The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy. During the three months ended June 30, 2017, the Company recognized a reduction to revenue of $3.0 million relating to the royalty (three months ended June 30, 2016 - $2.2 million).

Production costs

During the three month period ended June 30, 2017, the Company incurred production costs of $28.3 million relating to the sale of 48,461 ounces of gold. In Q2 2016, the Company incurred production costs of $27.9 million relating to the sale of 35,074 ounces of gold. As previously noted, in Q2 2016, the AGM had yet to achieve steady-state operations resulting less than optimal ore tonnes mined and milled, and consequently higher production costs.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined in an identified component of the mine during the period, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $11.0 million of stripping costs were deferred to mineral properties during Q2 2017 and are not included in cost of sales (three months ended June 30, 2016 - $12.1 million). For a discussion of production costs incurred during the period see “4. Operating performance” above.

Depletion and depreciation

Depletion expense of $5.7 million (including $2.4 million of depletion of amounts capitalized in respect of deferred stripping) was recorded during Q2 2017 as a result of mining 1.1Mt of ore (three months ended June 30, 2016 - $9.0 million of depletion expense with $0.6 million of depletion on capitalized deferred stripping on 1.2Mt of ore mined). Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depletion in Q2 2017 was lower than Q2 2016 due to changes in the Company’s mineral reserve estimates (effective April 1, 2017) which are applied prospectively for accounting purposes. Refer to section “5.4 Global AGM mineral resource and reserve estimate” for additional information on the Company’s updated reserve and resource estimates.

Depreciation expense of $8.7 million was recorded during Q2 2017 in relation to plant, equipment and other fixed assets (three months ended June 30, 2016 - $4.0 million). All such assets are depreciated based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives. In Q2 2016, the AGM had yet to reach steady-state production until mid-Q2 2016, hence resulting in a lower depreciation expense relative to Q2 2017.

General and administrative expenses

A summary of general and administrative expenses for the three-months ended June 30, 2017 and 2016:

	Three months ended June 30,
	2017	2016
	$	$
Wages, benefits and consulting	1,815	605
Office, rent and administration	53	223
Professional fees and legal costs	382	212
Share-based payments	437	158
Travel, marketing and investor relations	339	224
Corporate reorganisation	-	67
Other	362	188
Total	3,388	1,677

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

General and administrative expenses of $3.4 million were incurred in Q2 2017 as compared to $1.7 million in the same period in 2016. The increase in general and administrative expenses from Q2 2016 to Q2 2017 is primarily a result of increased salaries, wages and benefits ($1.2 million increase) and higher share-based payments expense ($0.3 million increase). In fiscal 2017, the Company accrued for its short-term incentive bonus plan on a pro-rata basis evenly over the year, rather than as a one-time accrual in Q4, resulting in a larger wages, benefits and consulting expense during Q2 2017 relative to Q2 2016. Additionally, in Q2 2016, the AGM had yet to achieve steady-state operations resulting in lower overhead and corporate support costs.

Finance expense

Total finance expense of $4.3 million incurred during Q2 2017 consists of $4.2 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.1 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. In Q2 2016, total finance expense was $4.1 million consisting of $4.0 million of interest on the Company’s long-term loan and $0.1 million in accretion charges on the Company’s asset retirement obligation.

Income tax expense

The Company recorded a deferred tax expense of $5.5 million for the three months ended June 30, 2017 (three months ended June 30, 2016 - $5.6 million). The deferred tax expense arose due to timing differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry forwards to offset taxable income.

The deferred tax expense in Q2 2016 of $5.6 million was also due to timing differences between tax and accounting depreciation on mineral properties, plant and equipment.

Six months ended June 30, 2017 and 2016

Revenue and royalties

For the six months ended June 30, 2017, the Company sold 106,273 ounces of gold at an average realized gold price of $1,238/oz for total revenue of $129.7 million (including $0.4 million of by-product revenue). For the six months ended June 30, 2016, the Company sold 43,783 ounces of gold at an average realized gold price of $1,221/oz for total revenue of $43.3 million. The AGM commenced commercial production on April 1, 2016; accordingly, revenues for the six months ended June 30, 2016 only include revenues from April 1, 2016 onwards.

The Company sells all of the gold it produces to Red Kite under an offtake agreement (see “8. Liquidity and capital resources” below). The Ghanaian government charge a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy. During the six months ended June 30, 2017, the Company recognized a reduction to revenue of $6.5 million relating to the royalty (six months ended June 30, 2016 - $2.2 million).

Revenues and royalties were lower during the six months ended June 30, 2016 due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Production costs

During the six month period ended June 30, 2017, the Company incurred production costs of $62.5 million relating to the sale of 106,273 ounces of gold. Over the same period in the prior year, the Company incurred production costs of $27.9 million relating to the sale of 43,783 ounces of gold.

In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined in an identified component of the mine during the period, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $23.2 million of stripping costs were deferred to mineral properties during the six months ended June 30, 2017 and are not included in cost of sales (six months ended June 30, 2016 - $12.1 million). For a discussion of production costs incurred during the period see “4. Operating performance” above.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Production costs were lower during the six months ended June 30, 2016 due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Depletion and depreciation

Depletion expense of $12.9 million (including $6.2 million of depletion of amounts capitalized in respect of deferred stripping) was recorded for the six months ended June 30, 2017 as a result of mining 2.1Mt of ore (six months ended June 30, 2016 - $9.0 million of depletion expense with $0.6 million of depletion on capitalized deferred stripping on 1.2Mt of ore mined). Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factor.

Depreciation expense of $18.3 million was recorded during the six months ended June 30, 2017 in relation to plant, equipment and other fixed assets (six months ended June 30, 2016 - $4.3 million). All such assets are depreciated based on a units of production basis (over estimated proven and probable reserves) or straight-line over their useful economic lives.

Depreciation and depletion expense were lower during the six months ended June 30, 2016 due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

General and administrative expenses

A summary of general and administrative expenses for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016
	$	$
Wages, benefits and consulting	2,577	1,669
Office, rent and administration	635	959
Professional fees and legal costs	762	312
Share-based payments	981	408
Travel, marketing and investor relations	576	422
Corporate reorganisation	-	813
Other	657	487
Total	6,188	5,070

General and administrative expenses of $6.2 million were incurred during the six months ended June 30, 2017 as compared to $5.1 million in the same period in 2016. The increase is a result of higher salaries, wages and benefits ($0.9 million increase) and higher share-based payments expense ($0.6 million increase), partially offset by corporate reorganization costs ($0.8 million decrease) incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets (post the acquisition of PMI Gold) into the same legal entity. In fiscal 2017, the Company accrued for its short-term incentive bonus plan on a pro-rata basis evenly over the year, rather than as a one-time accrual in Q4, resulting in a larger wages, benefits and consulting expense during Q2 2017 relative to Q2 2016. Additionally, in Q2 2016, the AGM had yet to achieve steady-state operations resulting in lower overhead and corporate support costs.

Finance expense

Total finance expense of $8.5 million incurred during the six months ended June 30, 2017 consists of $8.2 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.3 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM. During the six months ended June 30, 2016, total finance expense was $4.3 million consisting of $4.1 million of interest on the Company’s long-term loan and $0.2 million in accretion charges on the Company’s asset retirement obligation.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Finance expense for the six months ended June 30, 2017 is higher than for the same period in 2016 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan were capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs.

Income tax expense

The Company recorded a deferred tax expense of $5.4 million for the six months ended June 30, 2017 (six months ended June 30, 2016 - $5.6 million). The deferred tax expense arose due to timing differences between tax and accounting depreciation on mineral properties, plant and equipment. For tax purposes in Ghana, assets are depreciated over a period of 5 years; whereas, for accounting purposes, the same assets are depreciated on a units-of-production basis over the life of mine. No current income taxes were recorded or paid by the Company during the period as the Company has sufficient tax loss carry forwards to offset taxable income.

The deferred tax expense of $5.6 million for the six months ended June 30, 2016 was also due to timing differences between tax and accounting depreciation on mineral properties, plant and equipment.

7)    Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(in thousands of US dollars)	$	$	$	$	$	$	$	$
Revenue, net of royalties	57,182	66,054	66,789	67,964	41,156	-	-	-
Total cost of sales	(42,726)	(50,929)	(53,367)	(47,456)	(40,823)	-	-	-
Write-off of deferred stripping asset	-	-	(7,123)	-	-	-	-	-
Income from mine operations	14,456	15,125	6,299	20,508	333	-	-	-
Exploration and evaluation expenditures	(80)	(186)	(383)	(188)	(226)	(628)	(1,948)	(464)
General and administrative expenses	(3,388)	(2,800)	(5,683)	(1,785)	(1,677)	(3,393)	(2,127)	(1,452)
Income (loss) from operations	10,988	12,139	233	18,535	(1,570)	(4,021)	(4,075)	(1,916)
Other income (expenses)	(4,300)	(4,430)	(6,604)	(3,113)	(5,337)	99	1,208	(1,417)
Income tax recovery (expense)	(5,479)	103	(2,106)	(3,766)	(5,620)	54	3,086	29
Net income (loss) for the period	1,209	7,812	(8,477)	11,656	(12,527)	(3,868)	219	(3,304)
Basic and diluted income (loss) per share	$0.00	$0.04	($0.04)	$0.06	($0.06)	($0.02)	$0.00	($0.02)

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see “6. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. From Q3 2016 onwards, the Company saw the operation achieve expected levels of production, resulting in higher revenues and income from operations.

General and administrative expense primarily consists of wages and benefits, office rental costs, professional fees, legal fees, corporate reorganization, business development and share-based payments. These costs were higher in Q2 2017 as a result of an accrual for short-term incentive payments and general cost increases to support steady-state operations at the AGM (which only occurred in mid-Q2 2016) (see “6. Financial results”). The general and administrative costs were also higher in Q4 2016 as a result of a lump-sum accrual for annual bonuses for Company personnel.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Included in other income and expense from Q2 2016 is interest expense on the Company’s debt balance (see “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see “13. Risks and Uncertainties”) which were marked-to-market each reporting period (no such instruments were recognized from Q4 2016 onwards). Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3 2016. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The deferred tax expense of $5.5 million in Q2 2017 is due to the Company forecasting that mineral properties, plant and equipment will be depreciated at a faster rate for tax purposes relative to accounting depreciation resulting in an increase of the associated deferred tax liability.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.5 million for the quarter.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

8)    Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	June 30, 2017	December 31, 2016
(in thousands of US dollars)	$	$

Cash and cash equivalents	54,918	59,675
Other current assets	62,637	60,043
Non-current assets	563,453	542,994
Total assets	681,008	662,712
Current liabilities (excluding current portion of long-term debt)	42,860	46,934
Non-current liabilities (excluding long-term debt)	50,489	44,381
Debt	156,336	154,972
Total liabilities	249,685	246,287
Working capital [2]	74,695	72,784
Common shareholders' equity	430,801	416,425
Non-controlling interest	522	-
Total equity	431,323	416,425
Total common shares outstanding	203,449,957	201,829,207
Total options outstanding	14,652,500	14,591,750
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	2.74	2.55
Total liabilities to common shareholders' equity	0.58	0.59
Debt-to-total capitalization	0.19	0.19

2 Current assets less current liabilities (excluding current portion of long-term debt).

The Company anticipates that its balance sheet shall continue to strengthen now that the AGM is operating as anticipated. The Company was in a strong net asset position at both June 30, 2017 and December 31, 2016 and had a significant cash balance of $54.9 million as at June 30, 2017; the Company is now in a cash-accumulation phase as steady-state operations have been reached. Through a combination of this cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment its operations can manage spending and provide adequate cash flow to meet all commitments. The Company has a VAT receivable balance of $20.6 million as of June 30, 2017. In any given period, the Company expects to have two quarters of VAT receivable outstanding, or approximately $15.0 million.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150.0 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment on July 1, 2016. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.275 million) was paid commensurate with signing the amendment.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The DSFA also provides Asanko with the option to extend the first principal repayment of the facility by an additional year to July 1, 2019. Asanko has until March 31, 2018 to decide. The fee for this extension would be 4% of the loan principal (equivalent to $6.6 million).

Equity

The Company is financially stable with a total liabilities-to-common shareholders’ equity ratio of 0.58 as of June 30, 2017.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law; this was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to its capital investment. At June 30, 2017, Asanko Ghana had an income surplus in the pool from which dividends can be paid. In accordance with the Company’s accounting policy for non-controlling interests, the Company allocated $0.5 million of Asanko Ghana’s net earnings to the non-controlling interest for the three and six months ended June 30, 2017 (three and six months ended June 30, 2016 - $nil). All results in this MD&A show 100% of results as being attributable to the Company with non-controlling interest accounted for as a separate component of equity.

Commitments

The following table summarizes the Company’s contractual obligations as at June 30, 2017 and December 31, 2016:

					Total June 30,	Total December
(in thousands of US dollars)	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	2017	31, 2016
Long-term debt and related interest and withholding tax payments	12,610	159,493	19,671	-	191,774	198,028
Accounts payable and accrued liabilities	42,860	-	-	-	42,860	46,934
Asset retirement provision (undiscounted)	-	-	-	35,298	35,298	34,977
Mine operating/construction and other service contracts, open purchase orders	19,765	946	-	-	20,711	27,969
Total	75,235	160,439	19,671	35,298	290,643	307,908

The Company has no off-balance sheet arrangements.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

Cash flows

The following table provides a summary of cash flows for the three and six months ended June 30, 2017 and 2016:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Cash provided by (used in) operating activities	33,745	18,072	48,127	(1,513)
Used in investing activities	(23,608)	(48,690)	(49,582)	(76,329)
Used in financing activities	(3,660)	(2,806)	(3,448)	(2,746)
Impact of foreign exchange on cash and cash equivalents	235	85	146	258
Increase (decrease) in cash and cash equivalents for the period	6,712	(33,339)	(4,757)	(80,330)
Cash and cash equivalents, beginning of period	48,206	67,809	59,675	114,800
Cash and cash equivalents, end of period	54,918	34,470	54,918	34,470

Three months ended June 30, 2017 and 2016

Cash provided by operating activities

During the three months ending June 30, 2017, the Company realized cash flows from operations of $33.7 million, being cash inflows before working capital changes of $26.7 million and inflows from non-cash working capital of $7.1 million (three months ended June 30, 2016 – $18.1 million consisting of cash inflows before working capital changes of $11.6 million and inflows from non-cash working capital of $6.5 million). The cash flows before working capital changes consist primarily of cash earnings from mine operations of $29.3 million less cash G&A of $3.0 million. The inflow of $7.1 million from non-cash working capital was primarily the result of a $7.0 million decrease in the VAT receivable balance and $10.8 million decrease in trade receivables, partially offset by a $5.6 million decrease in trade payables and accruals, $3.4 million increase in inventories and $1.7 million increase in prepaid expenses. As discussed above (see 8. Liquidity and capital resources), a significant portion of the VAT receivable is expected to be received during Q3 2017.

During the same period in the prior year, cash flows from operations were lower due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Cash used in investing activities

During Q2 2017, the Company spent $23.7 million on mineral properties, plant and equipment. The total expenditure on investing activities during the period included $11.0 million related to capitalization of deferred stripping costs, $4.0 million related to P5M, $1.0 million related to the tailings storage facility raise, $0.8 million related to capitalized exploration and evaluation costs and $6.9 million related to other additions to property, plant and equipment including additions relating to the crusher circuit upgrade. During the same period in the prior year, the expenditures on investing activities ($48.7 million) were higher as the Company was finalizing the development of and payment for the AGM.

Cash provided by financing activities

During the three months ended June 30, 2017, the Company paid $4.2 million in interest relating to the DSFA (see “Debt” above). In addition, the Company received $0.5 million from the of exercise of stock options.

During the three months ended June 30, 2016, the Company paid $2.9 million in interest relating to the DSFA and received $3.4 million from the of exercise of stock options.

Six months ended June 30, 2017 and 2016

Cash provided by operating activities

During the six months ending June 30, 2017, the Company recorded cash flows from operations of $48.1 million, being cash inflows before working capital changes of $55.4 million and outflows from non-cash working capital of $7.3 million (six months ended June 30, 2016 – cash used in operations of $1.5 million consisting of cash inflows before working capital changes of $8.3 million and outflows from non-cash working capital of $9.8 million). The cash flows before working capital changes consist primarily of cash earnings from mine operations of $61.6 million less cash G&A of $5.2 million. The outflow of $7.3 million from non-cash working capital was primarily the result of a $4.7 million increase in inventories and $5.5 million decrease in trade payables and accruals, partially offset by a $3.0 million decrease in the VAT receivable balance.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

During the same period in the prior year, cash flows from operations were lower due to the fact the AGM did not achieve commercial production until April 1, 2016, and steady state production until mid-Q2 2016.

Cash used in investing activities

During the six months ending June 30, 2017, the Company spent $49.8 million on mineral properties, plant and equipment. The total expenditure on investing activities during the period included $23.2 million related to capitalization of deferred stripping costs, $7.4 million related to P5M, $3.7 million related to the tailings storage facility raise, $2.3 million related to capitalized exploration and evaluation costs and $13.2 million related to other additions to property, plant and equipment including additions relating to the crusher circuit upgrade. During the same period in the prior year, the expenditures on investing activities ($76.3 million) were higher as the Company was finalizing the development of and payment for the AGM.

Cash provided by financing activities

During the six months ended June 30, 2017, the Company paid $7.0 million in interest relating to the DSFA (see “Debt” above). In addition, the Company received $3.6 million from the of exercise of stock options.

During the six months ended June 30, 2016, the Company paid $2.9 million in interest relating to the DSFA and received $3.5 million from the of exercise of stock options.

9)    Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1) Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company for the three and six months ended June 30, 2017 and 2016. As the AGM did not commence commercial production until April 1, 2016, operating and total cash costs per ounce are not relevant metrics for the six months ended June 30, 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	3-mth ended June	3-mth ended June	6-mth ended June
	30, 2017	30, 2016	30, 2017
(in thousands of US dollars except per ounce amounts)	$	$	$
Total production costs from consolidated statement of operations	28,302	27,853	62,498
Share-based payment expense included in production costs	(380)	(179)	(901)
By-product revenue	(203)	(155)	(444)
Total operating cash costs	27,719	27,519	61,153
Royalties and production taxes	3,009	2,166	6,486
Total cash costs	30,728	29,685	67,639
Gold ounces sold	48,462	35,074	106,273
Operating cash costs per gold ounce ($/ounce)	572	785	575
Total cash costs per gold ounce ($/ounce)	634	846	636

9.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce the consolidated financial statements for the three and six months ended June 30, 2017 and 2016. As the AGM did not commence commercial production until April 1, 2016, all-in sustaining costs per gold ounce sold is not a relevant metric for the six months ended June 30, 2016.

	3-mth ended	3-mth ended	6-mth ended
	June 30, 2017	June 30, 2016	June 30, 2017
(in thousands of US dollars except per ounce amounts)	$	$	$
Total cash costs (as reconciled above to the Statement of Operations)	30,728	29,685	67,639
Cash corporate general and administrative expenses	2,939	1,677	5,181
Sustaining capital expenditures[3]	997	1,342	4,845
Sustaining capitalised stripping costs	10,247	12,135	22,472
Reclamation cost accretion	158	44	322
All-in sustaining cost	45,069	44,883	100,459
Gold ounces sold	48,462	35,074	106,273
All-in sustaining cost per gold ounce ($/ounce)	930	1,280	945

3 Excludes stripping costs on operating pits which have yet to achieve steady-state production.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows for the three and six months ended June 30, 2017 and 2016.

	3-mth ended	3-mth ended	6-mth ended
	June 30, 2017	June 30, 2016	June 30, 2017
	$	$	$
Capital expenditures in the consolidated statement of cash flows	22,055	47,155	48,105
Less: non-sustaining capital expenditures	(21,058)	(45,813)	(43,260)
Total sustaining capital expenditures	997	1,342	4,845

The majority of the non-sustaining capital expenditures during the three and six months ended June 30, 2017 related to the raising of the tailings storage facility, deferred stripping in the Nkran pit and the crushing circuit upgrade (see “8. Liquidity and capital resources” above).

9.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and 2016. All adjustments are shown net of estimated tax.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net income (loss) for the period attributable to common shareholders	687	(12,527)	8,499	(16,395)
Unrealized loss on derivative instruments	-	767	-	1,270
Adjusted net income (loss) for the period attributable to common shareholders	687	(11,760)	8,499	(15,125)
Basic weighted average number of common share outstanding	203,426,633	197,474,070	203,214,328	197,239,163
Diluted weighted average number of common share outstanding	206,221,215	197,474,070	208,283,172	197,239,163
Adjusted net income (loss) per share attributable to common shareholders - basic and diluted	$0.00	($0.06)	$0.04	($0.08)

9.4 Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the condensed consolidated interim financial statements for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30,		Six months ended June 30,
(in thousands of US dollars)	2017	2016	2017	2016
Cash provided by (used in) operating activities	33,745	18,072	48,127	(1,513)
Changes in non-cash working capital	7,064	6,466	(7,315)	(9,791)
Operating cash flow before working capital changes	26,681	11,606	55,442	8,278

10)    Summary of outstanding share data

As of the date of this MD&A, there were 203,449,957 common shares of the Company issued and outstanding and 14,652,500 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.85 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 222,102,457.

11)    Related party transactions

As at June 30, 2017, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2017 all related party transactions were in the normal course of business including compensation payments to key management personnel.

12)    Critical accounting policies and estimates

12.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the condensed consolidated interim financial statements. There are no new judgments and estimates applied for the three and six months ended June 30, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

12.2 Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the three and six months ended June 30, 2017. A full list of the Company’s accounting policies is presented in the Company’s annual consolidated financial statements for the year ended December 31, 2016.

13)    Risks and uncertainties

13.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s Annual Information Form for the year-ended December 31, 2016, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year-ended December 31, 2016, which can be found on EDGAR at www.sec.gov.

There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three and six months ended June 30, 2017. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

For a description of the risks faced by the Company with respect to financial instruments, see the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2017.

14)    Internal control

14.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation as at the end of the period covered by this report, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

14.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.3 Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

15)     Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s AIF for the year-ended December 31, 2016, and its 40-F filing for the year ended December 31, 2016, available under the Company’s profile on SEDAR at www.sedar.com and EDGA at www.sec.gov.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have in future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.